UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
                                                                 SEC FILE NUMBER
                           NOTIFICATION OF LATE FILING                0-30323

                                   FORM 10-KSB                     CUSIP NUMBER
                                                                    194206 108

                         For Period Ended: July 31, 2001


[Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.]


PART I - REGISTRANT INFORMATION


                      College Bound Student Alliance, Inc.
                      ------------------------------------
                             Full Name of Registrant



                      333 South Allison Parkway, Suite 100
            ---------------------------------------------------------
            Address of Principal Executive Office (Street and Number)


                               Lakewood, CO 80226
                            ------------------------
                            City, State and Zip Code


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25 has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company changed its certified public accountants effective October 3, 2001 and has been unable to complete the audit in time to file the Form 10-KSB by the current due date.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.


                  John J. Grace                (303)       804-0155
               ---------------------        -----------------------------
                     (Name)                 (Area Code)(Telephone Number)

(2)  Have all other periodic reports required under Section 13 or
     15(d) of the Securities Exchange Act of 1934 or Section 30
     of the Investment Company Act of 1940 during the preceding
     12 months (or for such shorter period that the Registrant
     was required to file such reports) been filed? If answer is
     no, identify report(s).                                        [X]Yes [ ]No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last
     fiscal year will be reflected by the earnings statements to
     be included in the subject report or portion thereof?          [X]Yes [ ]No

Primarily due to the acquisition of The College Partnership, Inc. effective July 31, 2000, the Company expects to report that revenues increased to approximately $7,400,000, total expenses increased to approximately $11,400,000 and net loss increased to approximately $4,000,000 for the fiscal year ended July 31, 2001 over amounts reported for the fiscal year ended July 31, 2000 of revenues of approximately $1,900,000, total expenses of approximately $3,200,000 and net loss of approximately $1,300,000.

--------------------------------------------------------------------------------

                      College Bound Student Alliance, Inc.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

                                    College Bound Student Alliance, Inc.


Date: October 30, 2001              By: /s/ John J. Grace
                                    --------------------------------------
                                    John J. Grace, Chief Financial Officer